Exhibit 12.01

GLENBOROUGH REALTY TRUST INCORPORATED
Computation of Ratio of Earnings to Fixed Charges
    and Ratio of Earnings to Fixed Charges and Preferred Dividends
For the five years ended December 31, 2001
    and the three months ended March 31, 2002 and June 30, 2002
(in thousands)

						Three	Three
						Months	Months
	Year Ended December 31,					Ended	Ended	Year to
						March 31,	June 30,	Date
	1997	1998	1999	2000	2001	2002	2002	2002

EARNINGS, AS DEFINED
Net income before preferred dividends (1)	$19,368	$44,602	$50,286	$38,869	$43,875	$10,692	$11,717	$22,409
Extraordinary items	843	1,400	(984)	7,910	1,732	—	892	892
Minority Interest	1,119	2,550	3,647	2,157	2,745	651	752	1,403
Interest Expense (2)	9,668	53,289	64,782	63,281	37,802	9,465	9,553	19,018

	$30,998	$101,841	$117,731	$112,217	$86,154	$20,808	$22,914	$43,722

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED
Interest Expense (2)	$9,668	$53,289	$64,782	$63,281	$37,802	$9,465	$9,553	$19,018
Capitalized Interest	—	1,108	2,675	3,777	4,573	983	921	1,904

Fixed Charges	9,668	54,397	67,457	67,058	42,375	10,448	10,474	20,922
Preferred Dividends	—	20,620	22,280	20,713	19,564	4,891	4,891	9,782

Fixed Charges and Preferred Dividends	$9,668	$75,017	$89,737	$87,771	$61,939	$15,339	$15,365	$30,704

RATIO OF EARNINGS TO FIXED CHARGES(1)	3.21	1.87	1.75	1.67	2.03	1.99	2.19	2.09

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS(1)	3.21	1.36	1.31	1.28	1.39	1.36	1.49	1.42

(1)	Includes depreciation and amortization expense as a deduction.

(2)	Includes interest expense from discontinued operations.

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